COLUMBIA FUNDS VARIABLE SERIES TRUST II

225 Franklin Street

Boston, MA 02110

April 11, 2017

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:

Columbia Funds Variable Series Trust II

Variable Portfolio – Nuveen Winslow Large Cap Growth Fund (effective 5/1/17 to be known as Variable Portfolio – Los Angeles Capital Large Cap Growth Fund)

Variable Portfolio – T. Rowe Price Large Cap Value Fund

Post-Effective Amendment No. 54 (PEA No. 54) File Nos. 333-146374 / 811-22127

Dear Mr. Cowan:

This letter responds to comments received in the form of comments on a copy of PEA No. 54 from the staff (Staff) of the Securities and Exchange Commission (Commission) on March 29, 2017 for the above-referenced Post-Effective Amendments (the Filing) filed by and on behalf of Columbia Funds Variable Series Trust II (the Registrant) on behalf of its series, Variable Portfolio – Nuveen Winslow Large Cap Growth Fund and Variable Portfolio – T. Rowe Price Large Cap Value Fund (each a Fund and collectively, the Funds). Comments and responses are outlined below. Fund name references below reflect upcoming May 1, 2017 name changes as applicable.

PROSPECTUS COMMENTS:

Each Fund (unless otherwise indicated)

Comment 1:	Please provide the completed Annual Fund Operating Expenses tables for the Fund with the response letter.

Response:	See Exhibit A to this letter for completed Annual Fund Operating Expenses tables for each Fund.

Comment 2:	In the Principal Risks section, include a subheading for each of the following risks (as applicable): consumer discretionary sector, financial services sector, health care sector and information technology sector.

Response:	A subheading will be added to each risk.

Comment 3:	If Class 1 shares have higher expenses than Class 2 shares, please indicate in the Performance Information section that that class’s performance would be lower.

Response:	The expenses of Class 1 shares of each Fund are lower than Class 2 shares of the Fund.

Comment 4:	Item 9 of Form N-1A states that the discussion in the prospectus should expand on the disclosure in Item 4 and should not be substantially the same. If necessary, please revise principal risk disclosure consistent with Item 9 of Form N-1A and IM Guidance 2014-08.

Response:	The Funds, after further re-evaluation of their Principal Risks sections, believe that such disclosure is consistent with Form N-1A and Staff guidance relating to the Summary section.

Comment 5:	For the Principal Investment Strategies section of Variable Portfolio – T. Rowe Price Large Cap Value Fund, while Item 4 disclosure should be a summary of Item 9, please provide further information summarizing the strategy.

Response:	The Principal Investment Strategies section of the Variable Portfolio – T. Rowe Price Large Cap Value Fund will be amended as follows:

Under normal market conditions, at least 80% of the Fund’s net assets (including the amount of any borrowings for investment purposes) are invested in equity securities of large-capitalization companies. These companies have market capitalizations in the range of companies in the Russell 1000® Value Index (the Index) at the time of purchase (between $203.0 million and $759.5 billion as of March 31, 2017). The market capitalization range and composition of the companies in the Index are subject to change. The Fund may invest up to 25% of its net assets in foreign investments. The Fund may invest in foreign securities directly or indirectly through depositary receipts. The Fund’s subadviser seeks to identify companies that appear to be undervalued by various measures, and may be temporarily out of favor, but, in the opinion of the subadviser, have good prospects for capital appreciation. The Fund may from time to time emphasize one or more sectors in selecting its investments, including the financial services sector.

Comment 6:	For the Variable Portfolio – T. Rowe Price Large Cap Value Fund, please explain what strategy component gives rise to Changing Distribution Level Risk in the Principal Risks section.

Response:	Changing Distribution Level Risk is consistent with the Fund’s investment objective to seek to provide shareholders with long-term growth of capital and income.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS:

Columbia Funds Variable Series Trust II:

Comment 7:	In the Fundamental Policies section with respect to concentration (H2), please consider whether the first sentence should state “more than 25%” instead of “at least 25%.” Also, please confirm whether or not the Funds will be concentrated. Please also clarify, in the subsequent disclosure under H6, that obligations of political subdivisions does not include private activity municipal debt securities, which are principally backed by the assets and revenues of the nongovernmental user of the funds generated by securities issuance.

Response:	Each Fund’s concentration policy is a fundamental policy that cannot be changed without the vote of the majority of the Fund’s outstanding voting securities. The disclosures related to concentration under H2 and H6 are not applicable to the Funds. The Funds will not be concentrated and the following concentration policy (H1) is applicable to the Funds: The Fund will not concentrate in any one industry. According to the present interpretation by the SEC, this means that up to 25% of the Fund’s total assets, based on current market value at time of purchase, can be invested in any one industry.

Comment 8:	In the Fundamental Policies section with respect to concentration (H5), please provide the basis for this position: In addition, the foregoing restriction shall not apply to or limit the Fund’s counterparties in commodities-related transactions.

Response:	Each Fund’s concentration policy is a fundamental policy that cannot be changed without the vote of the majority of the Fund’s outstanding voting securities. The disclosure with respect to concentration (H5) is not applicable to the Funds.

Comment 9:	For Columbia Variable Portfolio – Government Money Market Fund, in the additional fundamental policies specific to this Fund, please provide an explanation of the basis for the third bullet point exception with respect to investments in bank obligations.

Response:	Although this fundamental policy would allow this Fund to invest more than 25% of its assets in bank obligations, the Columbia Variable Portfolio – Government Money Market Fund specific policy under Non-Fundamental Policies prohibits such investment.

Comment 10:	Please add disclosure to the Fundamental and Non-Fundamental Investment Policies – Non-fundamental Policies – Investment in Other Investment Companies section indicating that a Fund will consider underlying fund concentration policies, if it invests in another investment company, when complying with its concentration policy.

Response:	Each Fund’s concentration policy is a fundamental policy that cannot be changed without the vote of the majority of the Fund’s outstanding voting securities. As such, we are unable to alter the Funds’ concentration policy at this time. Also, each Fund’s non-fundamental policies may only be changed substantively with Board approval and, as such, we are unable to alter the Funds’ non-fundamental policies at this time (i.e., prior to the annual update).

Comment 11:	For Columbia Variable Portfolio – Government Money Market Fund, delete “any state or territory of the United States or any of their agencies, instrumentalities or political subdivisions;” under (i) of the Fund’s non-fundamental policy disclosed in the Non-fundamental Policies section since this Fund cannot invest without limit in these.

Response:	We will modify the section as follows:

The Fund will not (subject to the succeeding sentence) purchase any securities which would cause 25% or more of the value of its total assets at the time of purchase to be invested in the securities of one or more issuers conducting their principal business activities in the same industry, provided that: (i) there is no limitation with respect to government securities, cash and/or repurchase agreements collateralized solely by government securities or cash; and (ii) notwithstanding this limitation or any other fundamental investment limitation, assets may be invested in the securities of one or more management investment companies to the extent permitted by the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief. If, at a future date, the Fund ceases to be a government money market fund and becomes a money market fund that may invest significantly in Rule 2a-7 eligible securities issued by non-government entities, the Fund may invest more than 25% of its total assets in money market instruments issued by U.S. banks~~,~~ or U.S. branches of foreign banks (subject to the applicable requirements of Rule 2a-7) and U.S. Government securities.

Comment 12:	In the section Summary of 1940 Act Restrictions on Certain Activities—Issuing senior securities, the SEC staff position does not permit offsetting positions as appropriate cover for all derivative transactions as noted here. Offsetting positions are only permitted for transactions as stated in the Dreyfus no-action letter, (pub. avail. June 22, 1987) or other no-action relief. Accordingly, please revise this statement to state that the Fund may use offsetting positions rather than asset segregation only as permitted by the Commission and staff guidance.

Response:	The section Summary of 1940 Act Restrictions on Certain Activities—Issuing senior securities will be amended as follows:

Issuing senior securities – A “senior security” is an obligation with respect to the earnings or assets of a company that takes precedence over the claims of that company’s common stock with respect to the same earnings or assets. The 1940 Act prohibits an open-end fund from issuing senior securities other than certain borrowings from a bank, but SEC staff interpretations allow a Fund to engage in certain types of transactions that otherwise might raise senior security concerns (such as short sales, buying and selling financial futures contracts and other derivative instruments and selling put and call options), provided that the Fund segregates or designates on the Fund’s books and records liquid assets, or, as permitted by SEC staff interpretations, otherwise covers the transactions with offsetting portfolio securities, in amounts sufficient to offset any liability associated with the transaction. The exception in the fundamental policy allows the Fund to operate in reliance upon these staff interpretations.

Comment 13:	With respect to each subadvisory relationship discussed in the Investment Management and Other Services – The Investment Manager and Subadvisers – Subadvisory Agreements section, supplementally confirm that each subadvisory agreement is included as an exhibit or incorporated by reference in Part C of the registration statement.

Response:	All such subadvisory agreements are incorporated by reference in Part C of the registration statement or, with respect to new subadvisory agreements that go into effect after the filing date of PEA No. 54, will be included as an exhibit to Post-Effective Amendment No. 55.

Comment 14:	With respect to subadvisory fees disclosed in the Investment Management and Other Services – The Investment Manager and Subadvisers – Subadvisory Agreements section, please disclose, as applicable, any fee waiver and/or expense reimbursements and explain any such waiver or expense reimbursement arrangements with any subadviser.

Response:	There are no subadvisory fee waiver or expense reimbursement arrangements currently in effect for the Funds. Fund fee waiver and/or expense reimbursement arrangements are described under the caption Fee Waiver/Expense Reimbursement Arrangements in the More Information About the Fund – Additional Investment Strategies and Policies section of the Prospectuses.

If you have any questions, please contact either me at (617) 385-9536 or Patrick Gannon at (617) 385-9534.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Vice President and Secretary
Columbia Funds Variable Series Trust II

EXHIBIT A – Annual Fund Operating Expenses tables

Variable Portfolio – Los Angeles Capital Large Cap Growth Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class 1	Class 2
Management fees	0.70%	0.70%
Distribution and/or service (12b-1) fees	0.00%	0.25%
Other expenses	0.07%	0.07%
Total annual Fund operating expenses	0.77%	1.02%

Variable Portfolio – T. Rowe Price Large Cap Value Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class 1	Class 2
Management fees	0.68%	0.68%
Distribution and/or service (12b-1) fees	0.00%	0.25%
Other expenses	0.07%	0.07%
Total annual Fund operating expenses	0.75%	1.00%

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